Exhibit 21.1

List of Subsidiaries

Names of the Subsidiaries	Place of Incorporation
Hong Kong Takung Art Company Limited	Hong Kong, Special Administrative Region of China
Takung (Shanghai) Co., Ltd.	China
Takung Cultural Development (Tianjin) Co., Ltd	China